

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 19, 2012

Via E-mail
James Sammon
Chief Executive Officer
Greenwind NRG Inc.
69 Saphire, The Grange
Stilorgan, Co.
Dublin, Ireland

> **Re: Greenwind NRG Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed June 7, 2012**
> **File No. 333-178741**

Dear Mr. Sammon:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Commence Operations, page 4

1.   Regarding your response to prior comment 3:

- Please revise the disclosure throughout your prospectus, including the disclosure in this section and the first paragraph on page 24, to remove any implication that you have an on-going relationship with the supplier.

- Exhibit 10.1 indicates that you will pay for the three products within one week after the agreement was signed. The agreement appears to have been signed in November 2010. If you did not make the payment, please discuss this default in an appropriate section of your prospectus, and tell us why you believe you can enforce the contract. Also, revise the liquidity discussion in your Management Discussion and Analysis to address your obligations under this contract, when you must make the payments due under the contract, and the sources of capital for the payments.

Emerging Growth Company, page 4

2.   Please expand your response to prior comment 2 to provide us supplementally with any written materials that you or anyone authorized to do so on your behalf provide in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Much of the prospectus has been drafted by a director and officer of the company, page 10

3.   Your disclosure in response to prior comment 4 regarding Mr. Sammon not having a corporate law background and not having experience writing business plans does not explain why your prospectus would have included disclosure regarding a business that you do not conduct. Please revise to clarify. Also, given your disclosure that there is an increased chance of errors in the prospectus, please tell us why you believe it would be in the public interest for the registration statement containing this prospectus to be declared effective. See Rule 461(b). While our previous comments regarding this issue addressed whether you believe you should provide a risk factor to inform investors of the extent to which your disclosure procedures create a risk of you providing inaccurate information in the *future*, the disclosure in your *current* document must be accurate.

If we do not file a registration statement, page 12

4.   Please address that part of prior comment 5 that asked you to disclose the effect of the automatic reporting suspension provided in Section 15(d) of the Exchange Act.

Use of Proceeds, page 15

5.   Please update the disclosure on page 15 marked by an asterisk. We note that your offering expenses of $15,500 exceed your current assets as of January 31, 2012 mentioned on page F-1; however, your disclosure indicates that you will pay the offering expenses using your current assets.

Plan of Distribution; Terms of the Offering, page 18

6.   We will evaluate your responses to prior comments 9 and 17 when you file the revised subscription agreement as an exhibit to your registration statement.

7.   Please revise for clarity and consistency. Your disclosure on page 19 appears to indicate that investors have rights as shareholders when they provide you the subscription agreement and proceeds. However, the disclosure also suggests that the board must approve the issuance of the shares after receipt of the subscription agreement. Also your disclosure on page 21 indicates that you have a 48-hour rejection right. It is unclear how investors can have rights as shareholders if you have not yet accepted the subscription or approved the issuance. It is also unclear whether the board approval is the same as the acceptance that you mention in this section and whether that approval will occur within the 48-hour period.

Business, page 26

8.   The table that you mention in response to prior comment 12 does not provide the disclosure requested about the November 2, 2010 change in control. Please expand this section to disclose and describe the change in control mentioned in the penultimate sentence on page 6 of your letter to us dated February 15, 2012.

Rule 144, page 34

9.   We will continue to evaluate your response to prior comment 15 after you address the comments in this letter.

Financial Statements

10.   Consideration should be given on an ongoing basis to the updating requirements of Rule 8-08 of Regulation S-X.

Exhibit 5.1

11.   We note your response to prior comment 16; however, it remains unclear why a "signed subscription agreement [being] executed by the Company after consideration for the shares described in the prospectus has been received by the Company" is a requirement for the shares to be validly issued, fully paid and non-assessable given your response to prior comment 8 that the board has authorized the sale and issuance of the shares. Please tell us with specificity the Nevada statute mentioned in response 8 that requires a subsequent board authorization. Also tell us whether the condition in the opinion means that the shares you sell would not be validly issued if you elect to issue them without signing a subscription agreement.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kevin Kuhar at (202) 551-3662 or Kate Tillan, Assistant Chief Accountant, at (202) 551-36604 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail): Scott Doney, Esq.